SECU[illegible] COMMISSION 549

07001047

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAB Private Capital, LLC

[redacted]

OFFICIAL USE ONLY

FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 16 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1951 NW 19 Street
(No. and Street)

BOCA RATON (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH I. GINSBERG (561) 961-1284
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 09 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth I. Ginsberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAB Private Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

EXECUTIVE VICE PRESIDENT

Title

Eileen Canavan

Notary Public

EILEEN CANAVAN
MY COMMISSION # DD 469102
EXPIRES: September 7, 2009
Bonded Thru Notary Public Underwriters

This report contains (check all applicable boxes):**

- ☑ (a) **Facing Page.**
- ☑ (b) **Statement of Financial Condition.**
- ☑ (c) **Statement of Income (loss).**
- ☑ (d) **Statement of Cash Flows.**
- ☑ (e) **Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☐ (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☑ (g) **Computation of Net Capital.**
- ☐ (h) **A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.**
- ☐ (i) **A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.**
- ☑ (j) **An Oath or Affirmation.**
- ☐ (k) **A copy of the SIPC Supplemental Report.**
- ☑ (l) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- ☑ (m) **Exemptive Provision Rule under 15c3-3.**

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

EAB PRIVATE CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT

EAB PRIVATE CAPITAL, LLC

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
EAB Private Capital, LLC

We have audited the accompanying statement of financial condition of EAB Private Capital, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in owner's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EAB Private Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn, Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 24, 2007

American Institute of Certified Public Accountants • PCAOB Registered • Private Companies Practice Section

EAB PRIVATE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	613,893
Commissions receivable		95,000
Prepaid expenses and other current assets		11,491
TOTAL	$	720,384

LIABILITIES AND OWNER'S CAPITAL

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	67,496
OWNER'S CAPITAL		652,888
TOTAL	$	720,384

The accompanying notes should be read with these financial statements.

EAB PRIVATE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commission revenue	$ 2,496,054
Interest income	16,927
TOTAL REVENUES	2,512,981
EXPENSES:	
Commission expense	609,474
Consulting expense	372,000
Professional services	51,795
Payroll and related expenses	43,056
Occupancy expense	14,100
Licenses and registration fees	13,589
General and administrative	6,027
Travel and entertainment	4,627
Telephone	1,075
Insurance	385
TOTAL EXPENSES	1,116,128
NET INCOME	$ 1,396,853

The accompanying notes should be read with these financial statements.

EAB PRIVATE CAPITAL, LLC
STATEMENT OF CHANGES IN OWNER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

BALANCE, January 1, 2006	$ 251,202
Distributions paid	(995,167)
Net income for the year ended December 31, 2006	1,396,853
BALANCE, December 31, 2006	$ 652,888

The accompanying notes should be read with these financial statements.

EAB PRIVATE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,396,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in certain assets and liabilities:	
Commissions receivable	(74,711)
Prepaid expenses and other current assets	(5,984)
Accounts payable and accrued expenses	3,782
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,319,940
CASH FLOWS FROM FINANCING ACTIVITY:	
Distributions paid	(995,167)
NET INCREASE IN CASH	324,773
CASH AND CASH EQUIVALENTS, Beginning of year	289,120
CASH AND CASH EQUIVALENTS, End of year	$ 613,893
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

EAB Private Capital, LLC (the "Company") was organized in the State of Florida on January 6, 2005 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned by ABEK, LLC (the "Parent Company").

The Company is engaged in a single line of business as a securities broker-dealer with revenues derived solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Revenues

Investment banking revenues include fees earned from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the offering proceeds are received by the investment banking client.

As defined by GAAP, the Company has a concentration of revenues during the period ended December 31, 2006 with related entities.

Income Taxes

The Company was organized as a single member limited liability company and for tax purposes combines its financial results with the Parent Company. The Parent Company has elected to be taxed as a partnership as provided under the Internal Revenue Code. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Fair Value of Financial Instruments

Cash, commissions receivable, prepaid expenses, accounts payable and accrued expenses are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Statement of Comprehensive Income

A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive income is the same as net income.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $564,897, which was $559,897 in excess of its required net capital of $5,000.

NOTE 3. RELATED PARTIES

As defined by GAAP, the Company is related to the issuers of the direct private placement offerings for which the Company acted as the sole-placement agent, either through common ownership or with the other entities owned by immediate family members who are related to a member of the Parent Company. As such, all revenue earned during the period ended December 31, 2006 was from related entities. As of December 31, 2006, these related entities owed the Company $95,000 for commissions earned.

The Company leases office space and services, consisting of telephone, furniture, and office equipment, from a related entity under a lease agreement that commenced on December 1, 2005. The agreement is for a term of three years with an option to extend the lease for five additional years or four options to extend the lease for additional six months per option. Annual rent is currently $9,780 and increases 3% per year. Lease expense on the office services is currently $5,819 per year. The Company is also provided employees of the related entity to assist with administrative responsibilities. During the year ended December 31, 2006, the Company reimbursed the related entity $43,056 for these administrative services.

EAB PRIVATE CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

TOTAL PARTNER'S CAPITAL	$	652,888
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Commissions receivable		76,500
Prepaid expenses and other current assets		11,491
Net capital before haircuts on securities positions		564,897
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		-
NET CAPITAL	$	564,897
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	67,496
Less: Adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	67,496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Net capital		564,897
EXCESS NET CAPITAL	$	559,897
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	564,897
Net audit adjustments		-
Increase in non-allowable assets		-
NET CAPITAL PER ABOVE	$	564,897

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2006.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED DECEMBER 31, 2006

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
EAB Private Capital, LLC

In planning and performing our audit of the financial statements of EAB Private Capital, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 24, 2007

END